PACMAN MEDIA, INC.

483 Green Lanes
London N13 4BS
England, United Kingdom

June 10, 2016

Jeff Kauten, Attorney-Advisor
U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Pacman Media, Inc.

    Registration Statement on Form S-1

    Filed May 25, 2016

    File No. 333-202771

Dear Mr. Kauten:

This letter shall serve as the request of Pacman Media, Inc., pursuant to  Rule  461,  to  accelerate  the   effectiveness   of  the   above-referenced Registration  Statement to Friday,  June 10, 2016,  1:00 PM EST, or the soonest practicable  date   thereafter.   We are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We further acknowledge the following:

     *    should the  Commission  or the staff,  acting  pursuant  to  delegated authority,  declare the filing  effective,  it does not  foreclose the Commission from taking any action with respect to the filing;

     *    the  action  of  the  Commission  or the  staff,  acting  pursuant  to delegated  authority,  in  declaring  the filing  effective,  does not relieve the company from its full  responsibility for the adequacy and accuracy of the disclosure in the filing; and

     *    the Company  may not assert  staff  comments  and the  declaration  of effectiveness  as  a  defense  in  any  proceeding  initiated  by  the Commission  or any person  under the  federal  securities  laws of the United States.

Sincerely,

/s/ David Evans

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David Evans

President and Principal Executive Officer